FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 11, 2022

Commission File Number: 001-14978

Smith & Nephew plc
(Registrant’s name)

Building 5, Croxley Park Hatters Lane,
Watford Hertfordshire WD18 8YE
United Kingdom
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

EXPLANATORY NOTE

In connection with the issuance by Smith & Nephew plc of €500,000,000 aggregate principal amount of 4.565% Notes due 2029 (the “Securities”), Smith & Nephew plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-249255):

Exhibit List

Exhibit No. Description

4.1	Officers’ Certificate of the Registrant pursuant to Section 2.07 of the Indenture setting forth the terms of the Securities, including the form of the global note for the 4.565% Notes due 2029.

5.1	Opinion of Davis Polk & Wardwell London LLP, English law counsel to Smith & Nephew plc.

5.2	Opinion of Davis Polk & Wardwell London LLP, US counsel to Smith & Nephew plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC (Registrant)

Date: October 11, 2022	By:	Helen Barraclough
	Name: Title:	Helen Barraclough Company Secretary